P&O
Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ
Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email: secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

82-2083

21 April 2004

Dear Sirs

P&O INVESTS IN MAJOR NEW CONTAINER TERMINAL IN ANTWERP

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman
Company Secretariat

enc

5/4

P&O

News Release

21 April 2004

P&O INVESTS IN MAJOR NEW CONTAINER TERMINAL IN ANTWERP

P&O Ports announces that it has signed a 40 year concession with the Antwerp Port Authority to equip and operate the Deurganckdok east-side container terminal at the Port of Antwerp in Belgium as part of a consortium, Antwerp Gateway. The new project with a total development cost estimated at €450 million will add over 3.5 million teus to P&O's existing operations at Antwerp which currently have a capacity of 1.4 million teus.

Antwerp Gateway is a joint venture between P&O Ports (67.5%), P&O Nedlloyd (25%) and Duisport (7.5%). P&O Ports will manage the terminal. The first phase of the new terminal is anticipated to commence operation from mid 2005 and capital expenditure for this phase is estimated at €160 million, of which approximately €50 million will be incurred in 2004 with the balance mainly in 2005. The first phase will comprise 1,650 metres of quay line and an estimated capacity of 1.4 million teus. Development of the second phase of the terminal is anticipated from 2007.

The strategic location of the Port of Antwerp, close to the European hinterland which has more than 300 million consumers, and its excellent reputation in the region has resulted in an average growth in container handling volumes of over 10% per annum in the last decade. As a result the existing terminals in Antwerp are operating at high utilisation and there is demand to develop new capacity.

Commenting on the announcement, Robert Woods, Chief Executive of P&O, said: "We are very pleased to be significantly strengthening our position in this exciting high growth region. The terminal at Deurganckdok positions the Port of Antwerp well for the

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com

future and we look forward to working with our partners P&O Nedlloyd and Duisport to develop Antwerp Gateway."

Leo Baron Delwaide, President of the Antwerp Port Authority, said: "The Port Authority is convinced that the presence of a leading global player in the ports and terminal business can offer enormous added value to the Port of Antwerp. The agreement that we have entered into with Antwerp Gateway builds a relationship for the coming 40 years that is based on reliability, high productivity and optimal use of space."

The Antwerp Gateway terminal is situated on the left bank of the river Scheldt and will provide deep water draft of 16 metres and a quay line of 2,500 metres when fully commissioned. The terminal is favourably located on the river as ships will not have to negotiate the lock system. The initial phase of Antwerp Gateway will comprise six super post panamax cranes and a straddle carrier operation.

Further information: Victoria Moth, Corporate Communications Manager
Tel: +44 (0)20 7321 4593

Notes to editors:

1. P&O Ports is a leading global port operator. With 27 container terminals and logistics operations in over 100 ports it has a presence in 18 countries. In 2003 P&O Ports' total throughput worldwide was 11.3 million teus of which 1.3 million teus was generated in Antwerp. Total capacity at existing P&O terminals in Antwerp is currently 1.4 million teus.
2. P&O Ports has a 100% interest in P&O Ports Belgium and a 67.5% interest in Antwerp Gateway.
3. In February 2004, Hesse-Noord Natie, the Belgium subsidiary of PSA International was awarded the concession of the west side of the Deurganckdok development.
4. P&O Ports has had a presence in Belgium since 2000 when it acquired Seaport Terminals' container and general cargo stevedoring business in Antwerp. In the same year it also acquired Antwerp Combined Terminals which, at that time, was the port's largest independent general cargo stevedore.
5. P&O Nedlloyd is one of the world's leading shipping lines and an international logistics provider. It operates a modern fleet of 154 vessels and offers a global network of services with ships calling at 229 ports in 94 countries.
6. teu = twenty foot equivalent unit. This is the standard size of a container and is a common measure of capacity in the container industry.

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